

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 2, 2017

Via E-mail
Lars Boesgaard
Vice President and Chief Financial Officer
Roka Bioscience, Inc.
20 Independence Boulevard
Warren, NJ 07059

>   **Re:** **Roka Bioscience, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 20, 2017**
>   **File No. 001-36538**

Dear Mr. Boesgaard:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Kevin J. Kuhar

                Kevin J. Kuhar
                Accounting Branch Chief
                Office of Electronics and Machinery